TRANSACTIONS OF THE ISSUER
SINCE THE PREVIOUSD FILING OF SCHEDULE 13D

The following table sets forth all transactions in the Common Stock effected since the previous filing of Schedule 13D by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Common Stock/Equity Options Purchased (Sold)	Price per Share ($)	Asset Type
02/02/2026	51,709.00	2.3104	Common Stock
02/02/2026	51,709.00	2.3104	Common Stock
02/10/2026	20,500.00	2.0878	Common Stock
02/10/2026	20,500.00	2.0878	Common Stock
02/11/2026	20,500.00	2.0246	Common Stock
02/11/2026	20,500.00	2.0246	Common Stock
02/12/2026	20,500.00	1.8549	Common Stock
02/12/2026	20,500.00	1.8549	Common Stock
02/13/2026	20,500.00	1.8624	Common Stock
02/13/2026	20,500.00	1.8624	Common Stock
02/13/2026	20,750.00	1.8733	Common Stock
02/13/2026	20,750.00	1.8733	Common Stock
02/13/2026	47,646.00	1.8747	Common Stock
02/17/2026	80,500.00	1.7683	Common Stock
02/17/2026	80,500.00	1.7683	Common Stock